The Flex-funds®

The Sky's The Limit With The Flex-funds® Money Market Fund

Ranked

#1

Out of 229

General Purpose Retail Money Market Funds Funds*

The Flex-funds® Money Market Fund is a safe and convenient place to put your money to work.**

√ A low minimum initial investment of $2500

√ 24/7 online access to view account information

√ No limits on deposits and withdraws

√ Free check writing ($100 minimum)

√ e-Delivery of statements

Call 800.325.3539 or Click Today!

* 7-day simple yield as of 10/26/09, first-tier retail money market funds according to iMoneyNet.com. ** According to iMoneyNet.com first-tier retail money market funds. An investment in The Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although The Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. Yield quotations more closely reflect the current earnings of The Money Market Fund than do total return quotations. Investors are advised to consider the investment objectives, risks, charges and expenses of The Flex-funds® Money Market Fund carefully before investing. The Flex-funds® prospectus contains this and other information about the Fund and should be read carefully before investing. To request or receive a copy of The Flex-funds® prospectus, contact Shareholder Services at 800.325.3539 or visit www.flexfunds.com.